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                                                                       EXHIBIT G


                               DATED MAY 30, 2001












                        (1) DR. DMITRI BORISOVICH ZIMIN



                                     - and -



                            (2) ECO TELECOM LIMITED








                                SURETY AGREEMENT
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                                    CONTENTS

CLAUSE                                                                    PAGE

1.       SURETY .......................................................      1
2.       PRINCIPAL OBLIGOR ............................................      2
3.       NO GREATER LIABILITY .........................................      2
4.       NO EFFECT ....................................................      2
5.       TERMINATION ..................................................      3
6.       CONTINUING SURETY ............................................      4
7.       AMENDMENTS TO GUARANTEED AGREEMENTS ..........................      4
8.       ENFORCEMENT ..................................................      4
9.       ALIENATION ...................................................      4
10.      LIMITATION PERIOD ............................................      4
11.      REPRESENTATION AND WARRANTY ..................................      5
12.      INDEMNITY ....................................................      5
13.      SEVERABILITY .................................................      5
14.      WITHHOLDINGS AND DEDUCTIONS ..................................      5
15.      Notice .......................................................      6
16.      GOVERNING LAW AN DISPUTE RESOLUTION ..........................      7

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THIS SURETY AGREEMENT (the "AGREEMENT") is made on May 30, 2001 BETWEEN:

(1) DR. DMITRI BORISOVICH ZIMIN, a Russian citizen, holding a passport XXIV-MIO No. 520067, issued on 4 January 1980 by 126 Moscow Militia Department, residing at: 269, Building 3, House 53, Ulitsa Festivalnaya, Moscow 125502 ("DR. ZIMIN"); and

(2) ECO TELECOM LIMITED, a company organized and existing under the laws of Gibraltar with its registered office at: 10/8 International Commercial Centre, Casemates Square, Gibraltar ("ECO TELECOM").

         Capitalized terms used but not defined herein shall have the respective meanings set forth or incorporated by reference in the Share Purchase Agreement (as defined below).

WHEREAS

(A) Eco Telecom and Overture Limited ("OVERTURE") are entering into a Share Purchase Agreement dated as of the date of this Agreement (the "SHARE PURCHASE AGREEMENT") in respect of the sale and purchase of (i) 6,426,600 shares of preferred stock (the "PREFERRED SHARES") of Open Joint Stock Company "Vimpel-Communications" (the "COMPANY") and (ii) 16,362 shares of common stock of the Company (the "COMMON SHARES").

(B) Overture is in the process of acquiring the Preferred Shares from Dr. Zimin who has owned the Preferred Shares for more than three (3) years pursuant to a Share Purchase Agreement, dated as of May 30, 2001, by and between Overture and Dr. Zimin (the "ACQUISITION AGREEMENT").

(C) In order to induce Eco Telecom to secure its obligations under the Share Purchase Agreement and to enter into (i) the Share Pledge Agreement pursuant to which Eco Telecom will pledge shares of common stock of the Company to Overture (the "SHARE PLEDGE AGREEMENT") and
         (ii) the Call Option Agreement pursuant to which Eco Telecom will grant a call option on shares of common stock of the Company to Overture (the "CALL OPTION AGREEMENT"), Dr. Zimin has agreed to guarantee and secure the due performance of the certain of the obligations of Overture under the Share Purchase Agreement and the Share Pledge Agreement (the "GUARANTEED AGREEMENTS") as set out below.

NOW IT IS HEREBY AGREED as follows:

1.       SURETY

1.1 Dr. Zimin provides an absolute and unconditional surety for the performance by Overture of its obligations to Eco Telecom under the Guaranteed Agreement relating to (A) the representations and warranties by Overture regarding (i) Eco Telecom's title to the Preferred Shares set forth in Sections 3.02(c) and 3.02(g) of the Share Purchase Agreement, (ii) its payment of the purchase price under the Acquisition Agreement set forth in Section 3.02(l) of the Share Purchase Agreement, and (iii) the validity of

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         the cancellation of the Original Preferred Stock Call Option set forth in Section 3.02(k) of the Share Purchase Agreement, (B) the release of shares of common stock of the Company pursuant to Section 4.01(a) of the Share Pledge Agreement and (C) the obligation to carry out the realization of the Pledged Property (as defined in the Share Pledge Agreement) in compliance with the auction procedures established in accordance with Section 5.2. of and Annex 1 to the Share Pledge Agreement; provided, that Dr. Zimin's obligations under this Agreement and the surety extended hereunder shall not exceed the aggregate liability of Overture under the Guaranteed Agreements in this respect (the "GUARANTEED OBLIGATIONS").

1.2 To the extent permitted by applicable law, if Overture fails to perform or discharge or is in default in respect of any of the Guaranteed Obligations, Dr. Zimin shall, forthwith upon the first written demand of Eco Telecom, perform and discharge such Guaranteed Obligations as if Dr. Zimin instead of Overture was expressed to be an obligor under the Guaranteed Agreements.

1.3 Dr. Zimin acknowledges having received a copy of each of the Guaranteed Agreements and confirms his awareness of the provisions thereof.

2.       PRINCIPAL OBLIGOR

2.1 Without prejudice to Eco Telecom's rights against Overture and to the extent permitted by applicable law, Dr. Zimin shall be deemed a principal obligor in respect of the Guaranteed Obligations and not merely a surety and, accordingly, Dr. Zimin shall not be discharged nor shall his liability hereunder be affected by any act or thing or means whatsoever by which such liability would have been discharged or affected if Dr. Zimin had not been a principal obligor.

2.2 As a separate and alternative, continuing primary obligation Dr. Zimin unconditionally and irrevocably agrees that any obligation expressed to be performed by him under this Agreement but which is for any reason (whether or not now existing and whether or not now known or becoming known to Dr. Zimin) not recoverable from or enforceable against Dr. Zimin in his capacity as surety shall nevertheless be recoverable from or enforceable against Dr. Zimin as if Dr. Zimin were the sole principal debtor or obligor (where relevant).

3.       NO GREATER LIABILITY

         Notwithstanding any other provision of this Agreement except in relation to any taxes, Dr. Zimin shall have no greater liability under this Agreement than that of Overture pursuant to the terms of the Guaranteed Agreements and, for the avoidance of doubt, no call can validly be made under any provision of this Agreement unless and until an obligation to be performed under the Guaranteed Agreements has fallen due and not been performed in accordance with the terms of the Guaranteed Agreements.

4.       NO EFFECT

4.1 The obligations of Dr. Zimin under this Agreement shall not be affected by any act, omission or thing which, but for this provision, would reduce, release or prejudice any of its obligations under this Agreement including:

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         4.1.1    any alteration to any provision of the Guaranteed Agreements or to the extent or nature of the obligations to be performed pursuant to the Guaranteed Agreements or the granting of any time or other indulgence or the making of any concession or arrangement pursuant to or in connection with the same;

         4.1.2 the taking, variation, compromise, renewal or release of or refusal or neglect to effect, take up or enforce any rights against Overture;

         4.1.3 any incapacity or lack of power, authority or legal personality of or dissolution or change in the members or status, function, control or ownership of Overture;

         4.1.4 any unenforceability, illegality or invalidity, under any applicable law, of any obligation or liability of Overture under the Guaranteed Agreements (in the event of such, Dr. Zimin's liability under this Agreement shall remain in full force as a separate, original and independent principal obligation and this Agreement shall be construed accordingly);

         4.1.5 the giving by Overture or Eco Telecom of any consent to an assignment or any transfer or novation or the making of any assignment, transfer or novation of the Share Purchase Agreement or any part thereof.

4.2 The liabilities and obligations of Dr. Zimin under this Agreement shall remain in force notwithstanding any act, omission, neglect, event or matter whatsoever, and (subject to Clause 4.3) the foregoing shall apply, without limitation, in relation to:

         4.2.1 without prejudice to any legal or equitable defence which Overture may have under the Guaranteed Agreements, anything which would have discharged Dr. Zimin (wholly or in part) whether as principal, surety, co-obligor or otherwise or which would have afforded Dr. Zimin any legal or equitable defence;

         4.2.2 any winding up, dissolution, reconstruction or reorganisation, legal limitation, incapacity or lack of corporate power or authority or other circumstances of, or any change in the constitution or corporate identity or loss of corporate identity by, Overture; and

         4.2.3 partial performance of the Guaranteed Obligations by Overture, provided that in the event of partial performance by Overture, any liability of Dr. Zimin shall not be greater than any obligations or liability of Overture that would be necessary to render full and complete performance by Overture under the terms of the Guaranteed Agreements.

4.3 Notwithstanding any other provision in this Agreement, Dr. Zimin shall not be liable under this Agreement for any obligation or liability of Overture to the extent that such obligation or liability is or would be illegal.

5.       TERMINATION

5.1 The surety provided in this Agreement shall be terminated with the termination of the Guaranteed Obligations.

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6.       CONTINUING SURETY

6.1 This Agreement shall be a continuing surety and remain in force notwithstanding any intermediate settlement of account or payment or any change in the constitution or control of Overture, or the appointment of a receiver, administrative receiver or administrator of any of Overture's assets, insolvency or any bankruptcy, winding-up, reorganisation, amalgamation, reconstruction or analogous matter or proceedings relating to Overture.

6.2 Notwithstanding any matter referred to in Clause 6.1, each assurance, security or payment made hereunder which may be avoided under any enactment relating to bankruptcy or insolvency from time to time shall remain in force or payable, as appropriate.

6.3 No single exercise of any right, power or privilege conferred by this Agreement shall preclude any other or future exercise thereof or the exercise of any other right, power or privilege.

7.       AMENDMENTS TO GUARANTEED AGREEMENTS

         Dr. Zimin hereby authorises Overture and Eco Telecom to make any amendment or variation to the Guaranteed Agreements. The full and due performance and observance of any such amendment or variation shall be likewise guaranteed by Dr. Zimin in accordance with the terms of this Agreement; provided, however, that the obligations of Dr. Zimin under this Agreement shall not be increased without his prior consent.

8.       ENFORCEMENT

         This Agreement may be enforced without first taking any steps or proceedings against Overture. This Agreement is in addition to and not in substitution for any present and future guarantee, lien or other security held by Eco Telecom. Eco Telecom's rights hereunder are in addition to and not exclusive of those provided by law.

9.       ALIENATION

9.1 Eco Telecom shall be entitled at any time to assign the benefit of this Agreement to any person to whom Eco Telecom is entitled to assign and actually assigns the benefit of the Guaranteed Agreements.

9.2 Dr. Zimin may not assign or transfer any of its rights or obligations under this Agreement without the prior written consent of Eco Telecom.

10.      LIMITATION PERIOD

         No action or proceedings under this Agreement may be commenced against Dr. Zimin after the date upon which the claim which is the subject of such proceedings would, if it had been made the subject of proceedings under the relevant Guaranteed Agreements, have been subject to a statutory limitation period under that Guaranteed Agreements.

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11.      REPRESENTATION AND WARRANTY

         Dr. Zimin represents and warrants to Eco Telecom that he has full power, authority and right to enter into this Agreement and, subject to any restrictions which may exist under Russian currency laws and regulations (including the need to obtain permission from the Central Bank of the Russian Federation), to perform its obligations hereunder and that this Agreement constitutes Dr. Zimin's valid and legally binding obligations.

12.      INDEMNITY

         As a separate, additional, continuing and primary obligation Dr. Zimin hereby unconditionally and irrevocably undertakes with Overture that it will fully indemnify Eco Telecom on an after-tax basis upon demand against all losses, claims, costs, charges and expenses (and any taxes or charges thereon) to which Eco Telecom may be subject or which Eco Telecom may incur as a result of any default or breach by Overture of its liabilities or the Guaranteed Obligations under or pursuant to the Guaranteed Agreements or any default in respect of any of such Obligations or liabilities by Dr. Zimin under or pursuant to this Agreement.

13.      SEVERABILITY

         If any of the provisions of this Agreement become invalid, illegal or unenforceable in any respect under any law, the validity, legality and enforceability of the remaining provisions shall not in any way be effected or impaired.

14.      WITHHOLDINGS AND DEDUCTIONS

14.1 All payments made by any party under this Agreement shall be made in full without deduction or withholding whatsoever (whether in respect of any set off, counterclaim, duties, taxes, charges or otherwise) unless such deduction or withholding is required by law. If such a deduction or withholding in respect of tax is required by law in respect of any payments made by Dr. Zimin to Eco Telecom under this Agreement:

         14.1.1 Dr. Zimin shall ensure that the deduction or withholding does not exceed the minimum amount legally required;

         14.1.2 Dr. Zimin shall pay to the relevant taxation or other authorities within the period for payment permitted by the applicable law the full amount of the deduction or withholding;

         14.1.3 Dr. Zimin shall furnish to Eco Telecom within the period for payment permitted by the relevant law, either:

                  (A) an official receipt of the relevant taxation or other authorities involved in respect of all amounts so deducted or withheld; or

                  (B) if such receipts are not issued by the taxation or other authorities concerned on payment to them of amounts so deducted or withheld, a certificate of deduction or equivalent evidence of the relevant deduction or withholding, and

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         14.1.4   Dr. Zimin shall pay to Eco Telecom an additional amount
                  calculated to ensure that the net amount received by Eco Telecom (taking into account any deduction or withholding required on such additional amount) will equal the full amount which would have been received by it had no such deduction or withholding been made.

14.2 If and to the extent that Eco Telecom pays any additional amount under Clause 14.1.4 and Eco Telecom receives and retains the benefit of a refund of tax or credit against tax on its overall net income which is identified by Eco Telecom as attributable to the tax that was withheld or deducted, then Eco Telecom shall reimburse to Dr. Zimin such amount as Eco Telecom shall determine as to leave Eco Telecom, after the reimbursement, in no better or worse position than it would have been in if payment of the relevant additional amount had not been required.

15.      NOTICE

15.1 All notices, requests and other communications hereunder including any request for arbitration must be in writing and will be deemed to have been duly given only if delivered personally or by facsimile transmission or sent by courier to the parties at the following addresses or facsimile numbers:

         (a) If to Eco Telecom:

         Eco Telecom Limited
         Suite 2, 4 Irish Place
         Gibraltar
         Facsimile No.: +350-41988
         Attention: Franz Wolf

         with a copy to:

         OOO Alfa-Eco
         21 Ulitsa Novy Arbat
         121019 Moscow
         Russian Federation
         Facsimile No.: +7095-201-5914
         Attention: Stanislav Shekshnya

         and a copy to:

         Herbert Smith CIS Legal Services
         24 Korobeinikov Pereulok
         119034 Moscow
         Russian Federation
         Facsimile No.: + 7-095-363-65-01
         Attention: Vladimir Afonkin

         (b) If to Dr. Zimin, to:

         Dr. Dmitri Borisovich Zimin
         Ulitsa 1-aya Tverskaya-Yamskaya Dom 2, Stroenie 1

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         125147 Moscow, Russian Federation
         Facsimile No.: +(7) (095) 721 0017
         Attention: Dr. Dmitri B. Zimin

         with a copy to:

         Skadden, Arps, Slate, Meagher & Flom LLP
         Degtyarniy Pereulok 4, Building 1
         103009 Moscow, Russian Federation
         Facsimile: + (7) (095) 797 4601
         Attention: Andre De Cort, Esq.

15.2 All such notices, requests and other communications including any request for arbitration will: (a) if delivered personally to the address as provided in this section, be deemed given and effective upon delivery, (b) if delivered by facsimile transmission to the facsimile number as provided in this section, be deemed given and effective upon receipt, and (c) if delivered by courier in the manner described above to the address as provided in this section, be deemed given and effective upon confirmed receipt (in each case, regardless of whether such notice, request or other communication is received by any other person to whom a copy of such notice is to be delivered pursuant to this section). Any party from time to time may change its address, facsimile number or other information for the purpose of notices to that party by giving written notice specifying such change to the other party.

16.      GOVERNING LAW; DISPUTE RESOLUTION; CONSENT TO JURISDICTION

16.1 This Agreement shall be governed by and construed in accordance with the laws of the Russian Federation. With respect to any and all disputes, controversies or claims arising under, relating to or in connection with this Agreement or the breach, termination or validity thereof ("Disputes"), a Party initiating any suit, action or arbitration or other proceeding in connection with any Dispute (a "claimant") may at its sole discretion elect to settle such Dispute (i) by arbitration, in which case such Dispute shall be finally and exclusively settled by arbitration in accordance with the procedures set forth in Clauses 16.2 and 16.3 or (ii) by bringing such suit, action or other proceeding in a court of any competent jurisdiction.

16.2 If a claimant elects (as provided in Clause 16.1) to settle any Dispute by arbitration, such Dispute shall be finally and exclusively settled by arbitration in accordance with the Arbitration Rules of the International Chamber of Commerce ("ICC") then in effect (the " ICC Rules") by a panel of three (3) arbitrators with the following terms and conditions:

         (a) In the event of any conflict between the ICC Rules and the provisions of this Agreement, the provisions of this Agreement shall prevail.

         (b)      The place of the arbitration shall be Geneva, Switzerland.

         (c) The claimant and respondent shall each nominate one arbitrator in accordance with the ICC Rules. The two party-appointed arbitrators shall have thirty (30) days from the date of the nomination of the second arbitrator to agree on the

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                  nomination a third arbitrator who shall serve as chair of the tribunal. Any arbitrator not timely nominated, shall, on the request of any Party, be appointed by the ICC Court of Arbitration in accordance with the ICC Rules.

         (d) The English language shall be used as the written and spoken language for the arbitration, the award and all matters connected with the arbitration.

         (e) The award of the arbitrators shall be final and binding on the Parties may be enforced by any court of competent jurisdiction and may be executed against the person and assets of the losing Party in any competent jurisdiction.

16.3 To the extent related to any arbitration initiated in accordance with Clauses 16.1(i) and 16.2, each Party unconditionally and irrevocably agrees to submit to the non-exclusive jurisdiction of the courts located in Geneva, Switzerland (the "Geneva Courts"), for the purpose of any proceedings in aid of arbitration and for interim or conservatory measures before an arbitral tribunal is duly constituted under this Agreement, and for proceedings arising out of or relating to the enforcement of any award or order of an arbitral tribunal duly constituted under this Agreement. Each Party unconditionally and irrevocably waives any objections that they may have now or in the future to such jurisdiction including without limitation objections by reason of lack of personal jurisdiction, improper venue, or inconvenient forum.

16.4 Except for arbitration proceedings pursuant to Clause 16.2 and except as set forth in Clause 16.3, no action, lawsuit or other proceeding (other than the enforcement of an arbitration decision, an action to compel arbitration or an application for interim, provisional, or conservatory measures in connection with the arbitration), shall be brought by or between the parties to this Agreement and/or any of their affiliates in connection with any matter arising out of or in connection with this Agreement.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed, in two originals as of the date first above written.

                                         DR. DMITRI B. ZIMIN


                                         /s/ Dr. Dmitri B. Zimin
                                         ---------------------------------

                                         ECO TELECOM LIMITED

                                         By /s/ Serge Barychkov
                                            ------------------------------
                                            Name: Serge Barychkov
                                            Title: Attorney-in-Fact


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                                 SPOUSE CONSENT

to the other spouse owning, using and disposing of the common property of the spouses and to the consummation of the transactions with such property, including those which require notarization and/or registration

Moscow, May 30, 2001

I, Maya Pavlovna Zimina, born 1936, passport: series X-NA, No. 694061, issued on November 8, 1995 by OVD MO Khovrino, Moscow, registered and residing at: Russian Federation, Moscow, ul. Festivalnaya, 53, bldg. 3, appt. 269, have been legally married to Dmitri Borisovich Zimin, born in 1933, since November 16, 1961 (marriage certificate series II--DA No. 345632). During our marriage we have acquired certain property, including 6,426,600 (six million four hundred twenty six thousand six hundred) registered preferred shares of the Open Joint Stock Company Vimpel-Communications ("VimpelCom") and 181,739 (one hundred eighty-one thousand seven hundred thirty-nine) ordinary shares of VimpelCom ("Property"). Such property is our common property and is not owned together with us by our grown-up children of age or any other persons on any grounds contemplated by the Russian law.

As required by Article 35 of the Family Code of the Russian Federation, I hereby give consent to the performance by my husband Dmitri Borisovich Zimin of any actions in connection with the ownership, use and disposal of all or any part of the aforementioned Property, and to the consummation by him of transactions, including those which require notarisation and/or registration, including:

(i) I confirm by consent, both as of the time of the consummation of the relevant transactions and execution of the relevant documents, and as of now, to the signing by Dmitri B. Zimin of:

-        Share Purchase Agreement with Overture Limited dated as of May 30,
         2001;

-        Share Purchase Agreement with Eco Telecom Limited dated as of May 30,
         2001;

-        Surety Agreement with Eco Telecom Limited dated as of May 30, 2001;

- Other contracts, agreements, letters and other documents issued in connection with the said transaction;

-        Any amendments to the said agreements;

(ii) I consent to the execution by Dmitri B. Zimin of any transactions and documents and performance of any actions with respect to the aforementioned shares in future.

The content of Article 35 of the Family Code of the Russian Federation was explained to me and I understand it.

Signature
              -------------------------------
              Maya Pavlovna Zimina